REXAM

04 FEB 23 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

SUPPL

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

27 January 2004

04010037

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Assistant Company Secretary

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

dlw 2/24

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR

FILE NO 82-3

REXAM

PRESS RELEASE

2004 Preference Share Conversion Notice

Rexam PLC, the global consumer packaging company, advises that a copy of its 2004 Preference Share Conversion Notice, which is being posted to preference shareholders today, has been submitted to the UK Listing Authority. It will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at 25 The North Colonnade, Canary Wharf, London E14 5HS. Telephone: +44 (0) 20 7066 1000.

27 January 2004

Enquiries

David Gibson
Company Secretary 020 7227 4100

Notes to Editors

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com